Treasury - Investor Relations Department



SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
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SUPPL

File no. 82-4120

Date	Telephone number	Fax number	Reference
2 June 2004	+31-20 - 5490 509	+31 20 6461 099	T04-063/gl



Subject: Rule 12g3-2 (b); File no. 82-4120.

Vendex KBB NV

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Grace E. Lapré, secretary

6/22

Enclosure: 1.

File no: 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, 2 June 2004

REPORT FIRST QUARTER 2004/05

- **Turnover stagnates and result under pressure**
- **V&D reduces loss by considerable cost savings**

Royal Vendex KBB experienced a weak start of the financial year 2004/05. Despite expansion and acquisitions (do-it-yourself Belgium), net turnover remained at the same level as in the first quarter of last year. On a like-for-like basis, turnover declined with more than 4%. The disappointing turnover development is the result of continuing weak market conditions. In most countries where the company is active, consumer spending decreased. In the Netherlands, where approximately 82% of group turnover is realised, sales in the first quarter of 2004 in the non-food retail were under pressure for the fourth consecutive quarter. In all sectors relevant for the company and especially in the fashion business, consumption further decreased.

Due to the lack of turnover growth the result in the first quarter came under pressure. The operating result on retail activities was reduced by more than 50%, although most business units kept costs and margins well under control. Four out of six business units (HEMA, Bijenkorf, Do-It-Yourself and Fashion) realised a lower result. V&D diminished the operational loss, while Consumer Electronics converted previous year's first quarter loss into a small profit. EBITDA (operating result on retail activities plus internal rental result before amortisation and depreciation and excluding results on disposal of property) decreased by more than 7% to € 55.6 million. As such, the decrease in EBITDA remained within the range as indicated in the Offer Memorandum published on 21 May 2004, related to the bid by VDXK Acquisition B.V. on Koninklijke Vendex KBB N.V.

NET TURNOVER AND OPERATING RESULT ON RETAIL ACTIVITIES

	Net turnover		Operating result on retail activities	
(x € million)	2004/05	2003/04	2004/05	2003/04
HEMA	221	219	2.4	3.8
V&D	171	201	– 10.3	– 14.4
Bijenkorf	89	90	– 4.8	– 2.3
Do-It-Yourself	321	293	18.3	20.4
Fashion	108	111	3.0	11.4
Consumer Electronics	139	136	0.1	– 0.8
Other activities / holding	11	9	– 1.7	– 3.5
Total	**1,060**	**1,059**	**7.0**	**14.6**
Internal rental result			8.5	9.6
Result from operations			**15.5**	**24.2**
Depreciation			40.1	35.8
EBITDA			**55.6**	**60.0**

Public relations

Investor relations

The considerable deterioration of the net result is mainly caused by the decrease in the result from operations. For the first quarter, the company suffered a net loss of € 4.2 million. The first quarter of the previous financial year was ended with a net profit of € 6.3 million. The number of stores increased compared to the first quarter last year with 85 to 1,774. Despite expansion and acquisition, the number of employees decreased with almost 400 FTE's to 26,250, especially as a result of the reorganisation at V&D.

HEMA

HEMA realised a lower operating retail result of € 2.4 million while turnover was marginally higher (+0.9%). The decrease is the result of higher costs related to the growth of the store organisation, the costs of which could not be compensated by a similar increase in turnover, and is partly due to initial expenses related to the implementation of a new management model in the selling organisation. The number of HEMA-stores has grown with 18 to 309 per 30 April 2004 compared to the first quarter of the last financial year. In the Netherlands, the number of stores increased with 8 to 268 and in Belgium with 10 to 38. The number of pilot stores in Germany remained unchanged at 3.

V&D

At V&D, turnover decreased with almost 15%. This is primarily caused by a disappointing development of turnover in the first two months of the year (disappointing Price Circus promotion campaign; lagging turnover in fashion and hardware goods) and can for a small part be explained by the closure of five smaller department stores at the beginning of the financial year. As a result of the cost savings measures taken in the second half of last year (more than € 50 million per annum) the operational costs were considerably lower than in the first quarter of last year. Therefore, the operational loss was reduced to € 10.3 million. As of early September 2004, V&D will introduce the first elements of the new basic concept for the V&D-department store. The new concept, which is being implemented step by step, should lead to a structural recovery of returns in the coming years.

Bijenkorf

Bijenkorf realised a more or less equal turnover in the first quarter compared with last year. Excluding the effect of the opening of the department store in Maastricht end of August 2003, turnover decreased. It was a difficult start of the quarter with turnover lagging in February, however in March and April turnover recovered to about last year's level. Turnover was not only affected by difficult market circumstances, but also by various refurbishments and store adjustments that took place in some flagship stores (especially in Amsterdam). The operational loss increased to € 4.8 million. This loss resulted from higher costs due to expansion (Maastricht) and disappointing turnover development. The average margin slightly increased due to the higher share in turnover of private labels and the Bijenkorf-brand.

Do-It-Yourself

The increase in turnover of Do-It-Yourself (+9.6%) was solely the result of the acquisition of the activities of Leroy Merlin (currently Brico Plan-it) in Belgium medium 2003. Without the effect of this acquisition, turnover decreased. Especially the Praxis-formula in the Netherlands suffered from a declining market trend and mediocre weather circumstances for the garden sector in the first quarter. The Dutch formula Formido did realise a higher turnover. In Belgium the market circumstances were more stable, which resulted in an increase in turnover for both Brico and Brico Plan-it. The operating result on retail activities for Do-It-Yourself decreased by circa 10% to € 18.3 million, especially due to mediocre turnover development in the Netherlands and margin pressure as a result of the many promotional campaigns. All in all, the costs were kept well under control for all formulas.

Fashion

The fashion-group realised a 2.7% lower turnover, despite a strong expansion of the store portfolio (+ 47 to 729). On a like-for-like basis, turnover decreased with more than 8% compared to the first quarter of last year. This development can almost entirely be explained by disappointing turnover at M&S. M&S realised a lower turnover with 31 more stores and on a like-for-like basis performed worse in all countries, except Spain, compared with the strong first quarter of last year. The difficult market conditions in the fashion sector made price actions

necessary, which was detrimental for margins and changed the good result of last year into a loss. Hunkemöller realised a higher turnover with 15 new stores. On a like-for-like basis, turnover also improved. The higher turnover and margin improvements were insufficient to compensate the increase in operating expenses. Therefore the result marginally dropped. Claudia Sträter realised a slightly lower turnover and a lower result, especially due to the disappointing turnover in the Dutch stores in the first two months of the quarter. The operating result on retail activities of the fashion group decreased considerably to € 3 million.

Consumer Electronics

The Consumer Electronics group developed positively in a stagnating market. Turnover increased with 2.2% and the loss of last year's first quarter was converted into a small positive result. The results of the multimedia- and computer formulas Dixons and Dynabyte were slightly lower than in the good first quarter of last year. This was amongst others caused by lower turnover of PC hardware at both Dixons and Dynabyte compared with the excellent last year's sales figures. It's, Modern Electronics and Prijstopper, the three formulas in the domestic appliances segment, have performed well this first quarter with a recovery of turnover (especially at Modern Electronics and Prijstopper) and a substantial improvement of the (still) negative result. These formulas benefit from the recent integration of back office, logistics and purchases and of the sharpened market positioning of the formulas.

Other activities / holding

The negative result of 'Other activities / holding' decreased by almost 50%. AudioSonic (supplier of discount consumer electronics) realised a considerably higher turnover and improved its result. Also the turnover for the jeweller Schaap & Citroen increased, reducing the traditional loss in the first quarter substantially. Due to the restructuring of the ICT-activities, which was finalised last year, this unit was able to convert its previous loss into a profit.

Internal rental result

The result from operations (operating result on retail activities plus internal rental result) decreased from € 24.2 million to € 15.5 million. The table below shows the internal rental results for the three business units that own buildings (HEMA, V&D en de Bijenkorf) and provides a reconciliation between the operating result on retail activities and the result from operations.

(x € million)	HEMA		V&D		Bijenkorf	
	2004/05	2003/04	2004/05	2003/04	2004/05	2003/04
Operating result on retail activities	2.4	3.8	− 10.3	− 14.4	− 4.8	− 2.3
Internal rental result	4.2	4.2	2.0	2.9	2.3	2.5
Result from operations	6.6	8.0	− 8.3	− 11.5	− 2.5	0.2

Operating result

The table below shows which are the important elements in calculating the operating result from the result from operations.

(x € million)	2004/05	2003/04
Result from operations	**15.5**	**24.2**
Amortisation of goodwill	− 3.4	− 2.6
Result on disposal of property	− 0.4	0.2
Operating result	**11.7**	**21.8**

Amortisation goodwill
The amortisation of goodwill increased from € 2.6 million to € 3.4 million and mainly consists of goodwill from the acquired Belgian do-it-yourself chain Brico as of 1 April 2002 and the acquired Belgian activities of Leroy Merlin as of 1 July 2003.

Result on disposal of property
The result on the disposal and redevelopment of property was € 0.4 million negative (last year € 0.2 million positive) as a result of the costs related to the redevelopment of the V&D-department store in Arnhem.

Financial income and expenses
The financial expenses increased to € 14.9 million as a result of higher average interest bearing debt.

Taxation
The tax burden was –31.3% (2003/04: +41.5%), due to the non-tax deductible amortisation of goodwill, as well as foreign losses which are not recognised.

Net result
On balance, the first quarter showed a net loss of € 4.2 million. In the first quarter of the previous financial year a profit of € 6.3 million was realised. Per share the net result amounts to € 0.05 negative compared to € 0.07 positive in the previous financial year.

Outlook
The general economic outlook, especially in Vendex KBB's markets, remains uncertain and shows no signs of recovery. In the Netherlands, where approximately 82% of the group turnover is realised, consumer confidence declined again at the end of the first quarter of 2004, following a slight improvement in the beginning of the year. Moreover, unemployment rose further. At this moment, there are no signs pointing to any quick revival of consumer spending.

Since there is continuing uncertainty about when a cyclical business recovery will occur and consumer spending will pick up again, no reliable statements can be made about the developments to be expected in the group's turnover or results.

VENDEXKBB

CONDENSED CONSOLIDATED PROFIT & LOSS ACCOUNT

For the financial period 1 February and ending on 30 April

(x € million, unless stated otherwise)	2004/05	2003/04
Net turnover	**1,060**	**1,059**
Gross operating result	**386.1**	**385.7**
Operating result	**11.7**	**21.8**
Financial income and expenses	– 14.9	– 11.2
Changes in value	–	–
Result before tax	– 3.2	10.6
Taxation	– 1.0	– 4.4
Result of participating interests	–	0.1
Net result	**– 4.2**	**6.3**
Net result per ordinary share *(x € 1)*	– 0.05	0.07
Diluted net result per ordinary share *(x € 1)*	– 0.05	0.07

NOTES ON THE QUARTERLY FIGURES

NET TURNOVER * *(x € million)*	2004/05 1st quarter	2003/04 4th quarter	2003/04 3rd quarter	2003/04 2nd quarter	2003/04 1st quarter
HEMA	221	248	244	207	219
V&D	171	213	217	181	201
Bijenkorf	89	117	115	77	90
Do-It-Yourself	321	287	307	333	293
Fashion	108	109	108	129	111
Consumer Electronics	139	182	142	143	136
Other activities	11	14	11	8	9
Total	**1,060**	**1,170**	**1,144**	**1,078**	**1,059**
(Numbers per)	30 April '04	31 Jan. '04	31 Oct. '03	31 July '03	30 April '03
Number of stores	1,774	1,766	1,751	1,714	1,689
Number of employees (FTE)	26,250	26,975	27,680	27,900	26,440

* *The quarterly turnover for the financial year 2003/04 has been reclassified based on the revised Dutch guidelines for revenue recognition (RJ 270) as of 1 February 2003.*

The notes accompanying the operating result on retail activities per business unit are included on page 1 of this first quarter press release.

VENDEXKBB

CONDENSED CONSOLIDATED BALANCE SHEET *(before profit appropriation, x € million)*	30 April 2004	31 January 2004
Fixed assets		
Intangible fixed assets	249	251
Tangible fixed assets	1,126	1,129
Financial fixed assets	51	51
	1,426	**1,431**
Current assets		
Inventories	699	632
Debtors	292	286
Cash	64	61
	1,055	979
Current liabilities		
Short-term liabilities	– 681	– 613
Short-term loans	– 11	– 16
Capital employed	**363**	**350**
	1,789	**1,781**
Financed by:		
Long-term liabilities	920	887
Provisions	357	378
Group equity	512	516
	1,789	**1,781**

CONDENSED EQUITY MOVEMENT SCHEDULE *(x € million)*	2004/05	2003/04
Balance as at 1 February	**516**	**547**
Net result	– 4	6
Dividend paid	–	–
Repurchase of own shares	–	–
Other movements	–	– 1
Balance as at 30 April	**512**	**552**

VENDEXKBB

CONDENSED CONSOLIDATED CASH FLOW STATEMENT *(x € million)*	2004/05 1st quarter	2003/04 1st quarter
Operating result	**12**	**22**
Amortisation and depreciation	43	38
Movement in operating working capital and other movements [1]	– 35	– 92
Cash flow from operations	**20**	**– 32**
Financial income and expenses / corporate income taxes paid	– 6	– 9
Cash flow from operating activities	**14**	**– 41**
Net investments fixed assets	– 39	– 44
Net investments group companies	–	– 23
Cash flow from investing activities	**– 39**	**– 67**
Dividend and repurchase of own shares	–	–
Movement in long-term liabilities	28	15
Cash flow from financing activities	**28**	**15**
Net cash flows	**3**	– 93
Net cash as at 1 February	61	29
Net cash flow	3	– 93
Net cash as at 30 April	64	– 64
Consisting of:		
Cash	64	50
Short-term loans from credit institutions [2]	0	–114
Net cash as at 30 April	64	– 64

[1] Excluding short-term loans to credit institutions
[2] Excluding component of the long term loans payable within one year

ACCOUNTING PRINCIPLES

The valuation principles used for assets and liabilities as well as for the calculation of the result included in this quarterly press release are similar to the principles used in the financial statements 2003/04. No changes have materialised in the composition of the business units included in the consolidation compared with the financial statements 2003/04.

OFFER MEMORANDUM

On 21 May, VDXK Acquisition B.V. published an offer memorandum related to a bid on all outstanding (certificates of) ordinary and preference shares in the capital of Royal Vendex KBB N.V. In the offer memorandum the expectation was announced that the result from operations before amortisation and deprecation and excluding the result on disposal of property in the first quarter will be 5% to10% lower than the € 60.0 million realised in the same quarter of last year. For the final results reference was made to this quarterly report.

The result from operations before amortisation and depreciation and excluding the result on disposal of property in the first quarter of the current financial year is € 55.6 million, which is 7.3% lower than last year.

VENDEXKBB

REVIEW REPORT

Introduction
We have reviewed the condensed consolidated quarterly financial information, consisting of the condensed consolidated balance sheet, the condensed consolidated profit and loss account, the condensed consolidated cash flow statement, as well as the notes thereto of Royal Vendex KBB N.V., Amsterdam, for the period from 1 February 2004 to 30 April 2004 as set out on pages 5 to 7 in this first quarter report 2004/05. We have not carried out a review of the quarterly financial information included for comparative purposes for the period from 1 February 2003 to 30 April 2003. The condensed consolidated quarterly financial information is the responsibility of the Board of Management of Royal Vendex KBB N.V. Our responsibility is to issue a report on this condensed consolidated quarterly financial information based on our review.

Scope
We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. These standards require that we plan and perform the review to obtain moderate assurance about whether the condensed consolidated quarterly financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated quarterly financial information does not comply with accounting principles for interim financial reporting generally accepted in the Netherlands.

Amsterdam, 1 June 2004

KPMG Accountants N.V.

OTHER INFORMATION (first quarter)	2004/05	2003/04
Average number of ordinary shares outstanding (x mln.)	89.3	89.3
Interest bearing debt / EBITDAR * (rent adjusted; annualised)	5.0x	4.7x
EBITDAR * / financial income & expenses (rent adjusted; annualised)	4.2x	4.7x
Gearing (net interest bearing debt / equity)	169%	145%
Operating margin (operating result / net turnover **)	1.5%	2.3%

* *Excl. exceptional income and expenses in both financial years*
** *Adjusted for comparison purposes*

FINANCIAL AGENDA

Annual general meeting of shareholders	3 June 2004
Half-yearly report 2004/05	7 September 2004
3rd quarter results 2004/05	30 November 2004
Turnover 4th quarter and financial year 2004/05	16 February 2005
Annual results 2004/05	5 April 2005